EXHIBIT 99(b)

                                United States
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC   20549

                                   FORM 8-K
                                   --------

CURRENT REPORT pursuant to Section 13 or 15(d) of the Securities Exchange Act
                                   of 1934

     Date of Report (Date of earliest event reported):  February 20, 1998


                                SunGroup, Inc.
            (Exact name of registrant as specified in its charter)


          Tennessee                 0-3851             62-0790469

  State of other jurisdiction     Commission          IRS Employer
        of incorporation           File No.         Identification No.


            2201 Cantu Court, Suite 102A, Sarasota, FL  34232-6254
                   (Address of principal executive offices)


      Registrant's telephone number, including area code:  941-377-6710

ITEM 5

OTHER EVENTS

On February 3, 1998 SunGroup, Inc. entered into an Agreement to sell substantially all of the assets of radio stations: KEAN-FM; KEAN-AM; KROW-FM, Abilene, Texas; KYKX-FM, Longview, Texas; KKSS, Albuquerque, New Mexico; KKYS-FM, Bryan/College Station, Texas; KMJJ-FM, Shreveport, Louisiana; Alpha-Web Designs, Shreveport, Louisiana; Arklatex, Shreveport, Louisiana; Abilene Broadcasting, Abilene, Texas; Big Bass, Inc., Sarasota, Florida; to
SunBurst Media, Inc. of Dallas, Texas.   The assets being sold are exclusive
of certain retained assets, including without limitation to, accounts receivable. The sales price of the assets of the radio stations is $24 million in cash, plus certain closing costs. The sale is contingent upon, among other conditions, consent by the Federal Communications Commission to the assignment of SunGroup, inc. various broadcast licenses for the stations
to SunBurst Media.    SunGroup, Inc. does not anticipate any difficulty with
the transfer to SunBurst Media. There exists no material relationship between SunBurst and SunGroup, or any of its officers, directors or affiliates.

ITEM 7

Financial Statements and Exhibits

Exhibits
(1)   Financial Statements
(2) Asset Purchase Agreement, by and between SunGroup, Inc. and SunBurst Media of Dallas Texas, dated February 3, 1998
(3)   Copy of Press Release (attachments).


                                  SIGNATURE
                                  ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.





                                  SunGroup, Inc.


Dated:  February 20, 1998         By:
                                     -------------------------------------
                                              James A. Hoetger
                                              Vice President, Finance

                                            EXHIBIT FOR SEC 8-K ITEM 7 (C)

                                SUNGROUP, INC.
                         2201 Cantu Court, Suite 102A
                        Sarasota, Florida  34232-6254
          941-377-6710  -  Telephone     -     941-378-5449  -  Fax

NOVEMBER 19, 1997


CONTACT:
JOHN W. BIDDINGER, CHAIRMAN AND PRESIDENT

                                PRESS RELEASE
                                -------------

ON NOVEMBER 13, 1997, SUNGROUP, INC. ("SUNGROUP") ENTERED INTO A LETTER OF INTENT ("LETTER OF INTENT") WITH SUNBURST MEDIA MANAGEMENT, INC. ("SUNBURST"). THE LETTER OF INTENT PROVIDES FOR SUNBURST'S ACQUISITION OF SUBSTANTIALLY ALL OF THE ASSETS OF SUNGROUP FOR A PRICE OF TWENTY FOUR MILLION DOLLARS ($24,000,000), AND THAT THE COMPANY WILL CONTINUE TO KEEP IT'S ACCOUNTS RECEIVABLES AND CASH.

SENIOR MANAGEMENT OF SUNGROUP HAS BEEN ADVISED OF THE LETTER OF INTENT AND IS PARTICIPATING IN PREPARING THE REQUIRED DUE DILIGENCE. SUNBURST WILL BEGIN VISITING SUNGROUP'S RADIO STATIONS ON NOVEMBER 21, 1997.

THE TRANSACTIONS CONTEMPLATED BY THE LETTER OF INTENT ARE SUBJECT TO APPROVAL BY THE SHAREHOLDERS OF BOTH SUNGROUP AND SUNBURST. THE TRANSACTIONS ARE ALSO SUBJECT TO FCC AND OTHER APPLICABLE REGULATORY APPROVALS.

SUNGROUP CURRENTLY OWNS 7 RADIO STATIONS:
        KEAN-AM & FM & KROW FM (ABILENE, TEXAS),
        KYKX-FM (LONGVIEW, TEXAS),
        KMJJ-FM (SHREVEPORT, LOUISIANA),
        KKSS-FM (ALBUQUERQUE, NEW MEXICO), AND
        KKYS-FM (BRYAN, TEXAS).
ALL OF SUNGROUP'S RADIO STATIONS ARE SUBJECT TO THE LETTER OF INTENT.

SUNBURST CURRENTLY OWNS 12 RADIO STATIONS LOCATED IN:
        SPRINGFIELD, MISSOURI
        LAKE CHARLES, LOUISIANA
        McALLEN BROWNSVILLE, TEXAS
IN ADDITION, SUNBURST PRESENTLY HAS  OTHER PROPERTIES UNDER CONTRACT.

                                            EXHIBIT FOR SEC 8-K ITEM 7 (C)

                                SUNGROUP, INC.
                         2201 Cantu Court, Suite 102A
                        Sarasota, Florida  34232-6254
          941-377-6710  -  Telephone     -     941-378-5449  -  Fax

                               FEBRUARY 5, 1998


                                   CONTACT:
                  JOHN W. BIDDINGER, CHAIRMAN AND PRESIDENT

                                PRESS RELEASE
                                -------------


John W. Biddinger, Chairman and President of SunGroup, Inc. (the "Company") announced today that the Board of Directors has approved and the Company has officially signed the previously announced agreement for the sale of substantially all of its assets, including its radio stations KEAN-AM/FM, KROW-FM, Abilene, Texas; KYKX-FM, Longview, Texas; KKYS-FM, Bryan, Texas; KKSS-FM, Albuquerque, New Mexico; and, KMJJ-FM, Shreveport, Louisiana to Sunburst Media of Dallas, Texas for the sum of Twenty-Four Million Dollars ($24,000,000). The Company will retain its accounts receivable and cash in the transaction. Sunburst Media owns twelve stations in three other markets in addition to those being acquired from the Company.

Consummation of the transaction is subject to the approval of the shareholders of SunGroup, who will be allowed to vote on the transaction in the next few weeks. Finalization of the agreement is also subject to the approval of the Federal Communications Commission, which is expected to occur sometime in April or May, 1998.

The Company further announced that Sunburst Media has entered into additional agreements which provide for the simultaneous transfer of KMJJ-FM, Shreveport, Louisiana to an affiliate of Capstar Broadcasting, Austin, Texas and for the transfer of KKSS-FM, Albuquerque/Santa Fe, New Mexico to an affiliate of Trumper Communications, II L.P., Chicago, Illinois.

                    SunGroup, Inc. and Subsidiaries

                   Consolidated Financial Statements
                       December 31, 1997 and 1996

                    SunGroup, Inc. and Subsidiaries
                           Table of Contents

                                                                   PAGE
-----------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT                                         1

FINANCIAL STATEMENTS

        Consolidated statement of operations                         2

        Consolidated balance sheet                                   3

        Consolidated statement of changes in stockholders' deficit   4

        Consolidated statement of cash flows                         5

        Notes to consolidated financial statements                   6

                         INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Stockholders
SunGroup, Inc. and Subsidiaries
Sarasota, Florida


We have audited the accompanying consolidated balance sheet of SunGroup, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SunGroup, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in the subsequent event footnote to the financial statements, on February 3, 1998, the Corporation entered into an asset purchase agreement to sell substantially all of its assets except cash and accounts receivable. The consummation of the sale is subject to the approval of the Corporation's stockholders and the Federal Communications Commission. If the sale is consummated, all of the Corporation's obligations will be settled and remaining net proceeds will be distributed to the stockholders.


                                      Geo. S. Olive & Co. LLC

Indianapolis, Indiana
March 9, 1998

                       SUNGROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS


YEAR ENDED DECEMBER 31                      1997           1996
-----------------------------------------------------------------------------
Gross Revenues                          $9,161,416     $8,950,038
  Agency commissions                      (979,632)      (986,139)
                                        ----------     ----------
                                         8,181,784      7,963,899
                                        ----------     ----------
Expenses
  Technical and programming              2,050,326      2,092,683
  Selling, general and administrative    5,681,098      5,107,501
                                        ----------     ----------
                                         7,731,424      7,200,184
                                        ----------     ----------
Income From Operations                     450,360        763,715
                                        ----------     ----------

Other Income (Expense)
  Gain on disposal of assets                              640,355
  Income from tower relocation                            864,450
  Interest expense                        (349,034)      (289,400)
  Other                                    (21,412)       190,191
                                        ----------     ----------
                                          (370,446)     1,405,596
                                        ----------     ----------

Income Before Income Taxes and
 Extraordinary Item                         79,914      2,169,311

Income Taxes (Benefit)                    (629,400)       972,071
                                        ----------     ----------

Income Before Extraordinary Item           709,314      1,197,240

Extraordinary Gain From Debt
 Extinguishment,net of income
 taxes of $729,642                                      8,578,057
                                        ----------     ----------

NET INCOME                              $  709,314     $9,775,297
                                        ==========     ==========

BASIC AND DILUTED EARNINGS PER SHARE
  Income before extraordinary item            $.05           $.09
  Extraordinary item                                          .64
                                        ----------     ----------
  Net Income                                  $.05           $.73
                                        ==========     ==========

See notes to consolidated financial statements.

                       SUNGROUP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

DECEMBER 31                                         1997            1996
-----------------------------------------------------------------------------
                                    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                    $  1,338,065     $   551,750
  Accounts receivable, less allowances
   of $59,028 and $67,500                         1,460,218       1,638,889
  Income taxes receivable                            10,000          61,000
  Prepaid expenses and other current assets         183,146         192,813
  Deferred income taxes                           1,582,591
                                               ------------     -----------
    Total current assets                          4,574,020       2,444,452
                                               ------------     -----------

PROPERTY, PLANT AND EQUIPMENT, net                1,591,970       1,645,180
                                               ------------     -----------

OTHER ASSETS
  Intangible assets                               5,748,421       6,133,910
  Other assets                                       84,595          14,524
                                               ------------     -----------
                                                  5,833,016       6,148,434
                                               ------------     -----------
                                                $11,999,006     $10,238,066
                                               ============     ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Current maturities of long-term debt          $ 9,981,522     $ 2,898,430
  Accounts payable and accrued expenses             805,606         921,313
  Accrued interest payable                                           16,085
                                               ------------     -----------
    Total current liabilities                    10,787,128       3,835,828
                                               ------------     -----------

LONG-TERM DEBT                                      624,341       7,538,217
                                               ------------     -----------

DEFERRED INCOME TAXES                             1,108,395          94,193
                                               ------------     -----------

STOCKHOLDERS' DEFICIT
  Common stock--no par value
    Authorized--30,000,000 shares
    Issued and outstanding--6,543,700 shares      3,770,639       3,770,639
  Additional paid-in capital                      5,969,195       5,969,195
  Retained deficit                              (10,260,692)    (10,970,006)
                                               ------------     -----------
                                                   (520,858)     (1,230,172)
                                               ------------     -----------
                                                $11,999,006     $10,238,066
                                               ============     ===========


See notes to consolidated financial statements.

                       SUNGROUP, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT


                                  COMMON STOCK          ADDITIONAL
                            -------------------------    PAID-IN       RETAINED     STOCKHOLDERS'
                               SHARES       AMOUNT       CAPITAL        DEFICIT        DEFICIT
--------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996     6,442,099     $3,770,639   $5,969,195   $(20,745,303)  $(11,005,469)

  Warrants exercised for
   $0.11 in total              101,601
    Net income                                                          9,775,297      9,775,297
                             -------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996   6,543,700      3,770,639    5,969,195    (10,970,006)    (1,230,172)

  Net income                                                              709,314        709,314
                             -------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997   6,543,700     $3,770,639   $5,969,195   $(10,260,692)  $   (520,858)
                             ===================================================================


See notes to consolidated financial statements.

                       SUNGROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS


YEAR ENDED DECEMBER 31                                1997           1996
-----------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                     $   709,314     $9,775,297
  Reconciliation of net income to net cash
   provided by operating activities
    Depreciation and amortization                    656,259        689,381
    (Gain) loss on disposal of assets                              (640,355)
    Net expense from barter transactions              40,818         92,851
    Extraordinary gain from debt extinguishment                  (9,307,697)
    Income from tower relocation                                   (664,450)
    Deferred income taxes                           (568,389)     1,290,466
    Changes in
      Accounts receivable                            178,671          9,749
      Income tax receivable                           51,000        (61,000)
      Prepaid expenses and other current assets        9,667       (122,400)
      Accounts payable and accrued expenses         (156,525)       250,934
      Interest payable                                (4,292)        16,659
      Other assets                                   (70,071)         2,244
                                                 --------------------------
      Net cash provided by operating activities      846,452      1,331,679
                                                 --------------------------
INVESTING ACTIVITIES
  Purchase of property and equipment                (184,639)      (160,558)
  Purchase of intangible asset                       (32,921)      (150,000)
  Proceeds from sale of assets                                    2,101,038
                                                 --------------------------
  Net cash provided (used) by investing activities  (217,560)     1,790,480
                                                 --------------------------
FINANCING ACTIVITIES
  Repayments of long-term debt                      (642,577)    (2,905,083)
  Proceeds from long-term debt                       800,000
                                                 --------------------------
      Net cash provided (used) by financing
       activities                                    157,423     (2,905,083)
                                                 --------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                786,315        217,076
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR         551,750        334,674
                                                 --------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR            $1,338,065     $  551,750
                                                 ==========================
SUPPLEMENTAL CASH FLOWS INFORMATION
  Interest paid                                   $  315,119     $  226,102
  Income taxes paid                                  102,807        216,775
NON-CASH TRANSACTIONS
  Accrued interest added to note                      11,793         11,474
  Accounts payable funded by buyer                                  192,214


See notes to consolidated financial statements.

                       SUNGROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


-    NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
The Corporation's business is the operation of commercial radio stations. At December 31, 1997, the Corporation owned and operated seven radio stations, AM and FM, in Louisiana, Texas, and New Mexico. Each radio station is licensed with the Federal Communications Commission ("FCC"), with each license required to be renewed every seven years. The Corporation grants credit to customers, substantially all of whom are located in the same area as the radio stations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for allowance for doubtful accounts, depreciation and amortization, taxes and contingencies.

CONSOLIDATION
The consolidated financial statements include the accounts of SunGroup, Inc. and its wholly owned subsidiaries (collectively, the "Corporation"). All significant intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of bank deposits in federally insured accounts. At December 31, 1997, the Corporation's cash accounts exceeded federally insured limits by approximately $1,045,000.

For purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments, if any, purchased with an original maturity of three months or less to be cash equivalents.

INTANGIBLE ASSETS
Intangible assets represent the excess of the cost to acquire radio station assets over the sum of the fair values of the net tangible assets acquired. The excess of the cost over the fair values of assets acquired is allocated to goodwill and the broadcast license and is amortized over 25 years using the straight-line method. During 1997, the Corporation incurred costs associated with the operations of a station in Texas under a time brokerage agreement. These costs are being amortized over 5 years.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost, and depreciation is computed on a straight-line basis using estimated lives as follows:
-----------------------------------------------------------------------------

     Buildings                            20 years
     Broadcast equipment                5-10 years
     Furniture and fixtures               10 years
     Transportation equipment              3 years
     Leasehold improvements          Life of lease

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Expenditures for maintenance and repairs are charged to operations. Renewals and improvements are capitalized. The cost and the accumulated depreciation for property and equipment retired or sold are removed from the accounts and the resulting gain or loss is included in other income.

INCOME TAXES
Income taxes in the consolidated statement of operations include deferred income tax provisions for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files a consolidated federal income tax return.

REVENUE RECOGNITION
Revenue is recognized as advertising time is aired by the Corporation's radio stations. Barter transactions are recorded at the estimated fair value of the product or service received.


-    Property and Equipment

Property and equipment consist of the following:

DECEMBER 31                               1997                 1996
-----------------------------------------------------------------------------
     Land                              $  235,307           $  235,307
     Buildings                            543,391              507,177
     Leasehold improvements                91,334               81,406
     Equipment and furnishings          2,893,138            2,754,641
     Vehicles                             138,944              138,944
                                       -------------------------------
                                        3,902,114            3,717,475
     Accumulated depreciation          (2,310,144)          (2,072,295)
                                       -------------------------------
                                       $1,591,970           $1,645,180
                                       ===============================

-    INTANGIBLE ASSETS

     Intangible assets consist of the following:

DECEMBER 31                               1997                 1996
-----------------------------------------------------------------------------
     Goodwill                          $4,243,678           $4,243,678
     Broadcast license                  5,236,716            5,236,716
     Start-up costs                        32,921
                                       -------------------------------
                                        9,513,315            9,480,394
     Accumulated amortization          (3,764,894)          (3,346,484)
                                       -------------------------------
                                       $5,748,421           $6,133,910
                                       ===============================

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


-    LONG-TERM DEBT

Long-term debt consists of the following:

DECEMBER 31                                        1997            1996
-----------------------------------------------------------------------------
Notes payable, three individuals, interest at
0%(a); total principal payments of $50,000
due monthly with balloon of $1,640,000 due
January 1998. In January 1998, the
Corporation paid $820,000 in full
satisfaction of two of the note holders.  The
third note holder has renegotiated a new note
bearing interest at 10%, maturing June 1998     $1,640,000      $2,190,000

Note payable, an individual, interest at
0%(a); monthly principal payments based on
cash flow of subsidiary; balance due August
2002                                               225,628         303,915

Note payable, a related party, interest at
2.7%; $500,000 face amount; accrued interest
added to note; due January 2003
                                                   435,928         424,135

Note payable, bank, interest at prime plus
1%; monthly payments of $1,520 including
interest; balance due September 2000                47,988          60,610

Note payable, institution that is a warrant
holder, interest at 0% (a); annual principal
payments commenced March 1, 1995 based on
Corporation's cash flow as defined; balance
due February 15, 1998; if not paid in full
by that date, interest accrues after that
date at 4% above the 10-year treasury bond
equivalent rate and the number of shares
purchasable under its warrants will increase
by an amount equal to 8% of the then
outstanding common stock of the Corporation
assuming that all warrants outstanding are
exercised                                        3,821,913       3,821,913

Note payable, institution that is a warrant
holder, interest at 0% (a); annual principal
payments commenced March 1, 1995 based on
Corporation's cash flow as defined; balance
due February 15, 1998; if not paid in full by
that date, interest accrues after that date
at 4% above the 10-year treasury bond
equivalent rate and the number of shares
purchasable under its warrants will increase
by an amount equal to 2% of the then
outstanding common stock of the Corporation
assuming that all warrants outstanding are
exercised                                          799,655         799,655

Note payable, a foundation that is also a
stock and warrant holder, interest at 0% (a);
annual principal payments commenced March 1,
1995 based on the Corporation's cash flow as
defined; balance due February 15, 1998; if
not paid in full by that date, interest
accrues after that date at 4% above the
10-year treasury bond equivalent rate and the
number of shares purchasable under its
warrant will increase by an amount equal to
 .35% of the then outstanding common stock of
the Corporation assuming that all warrants
outstanding are exercised                          167,427         167,427

Notes payable, three individuals, all of whom
are stock and warrant holders (one is an
officer and director and one is a director),
interest at 0% (a); balance is due February
15, 1998; if not paid in full by that date,
interest accrues after that date at 4% above
the 10-year treasury bond equivalent rate and
the number of shares purchasable under the
warrants increase by an amount equal to .966%
of the then outstanding common stock of the
Corporation assuming that all warrants
outstanding are exercised; subordinated to
the notes payable to institution and to the
foundation                                         483,002         483,002

Note payable, institution, interest at 10%;
monthly payments of interest only; balance
due June 1998.                                     800,000

Note payable, financial institution, interest
at 17.5%; monthly payments of $217 including
interest; balance due October 1997                                   1,668
                                               -----------------------------

Note payable, financial institution, interest
at 12%; monthly payments of interest
only; balance due June 1998                      2,184,322       2,184,322
                                               -----------------------------
                                                10,605,863      10,436,647
     Current maturities                         (9,981,522)     (2,898,430)
                                               -----------------------------
                                               $   624,341      $7,538,217
                                               =============================

     (a) The Corporation has restructured the terms of this note. The restructuring was accounted for under FASB Statement No. 15 and the effective rate of this note will be the restructured rate throughout its remaining term.

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Substantially all assets of the Corporation and its subsidiaries as well as the stock of the subsidiaries are pledged as collateral for the above obligations.

The Corporation was in default of two notes totaling $4,621,568 at December 31, 1997 due to the violation of certain debt covenants.

The Corporation had several notes payable which had been in default for a number of years and the creditors had not sought collection on these notes. Many of these notes had principal and interest payments which have been due for over six years. The Corporation has attempted to contact all of the holders of these notes in order to restructure the debt. The holders of these notes have either preferred not to negotiate with the Corporation or they will not acknowledge that they hold the debt. As the debt holder did not initiate collection procedures within the prescribed time period of the statute of limitations, the notes are no longer collectible by the creditors. During 1996, $4,567,400 of principal and accrued interest was written off as the statute of limitations had expired. This forgiveness of debt is accounted for as an extraordinary item in the consolidated statement of operations.

During 1996, the Corporation sold the assets of one of its subsidiaries. The net proceeds of $2,094,000 were applied against the note payable to the FDIC which was secured by these assets. There was a remaining balance of $2,959,700 of principal and accrued interest which was forgiven by the note holder and is also included as an extraordinary item. This subsidiary also had a bond payable to a broadcasting company in the amount of $1,780,600 which was in a secondary position. This liability has also been forgiven and is treated as an extraordinary item.

It is not practicable to estimate the fair value of long-term debt because the Corporation is unable to estimate the timing and amount of ultimate settlement of such debt. Additionally, there are no readily available market terms for debt with similar characteristics and held by a company with operating uncertainties such as the Corporation.

Future maturities of long-term debt are as follows:

     YEARS ENDING DECEMBER 31
-----------------------------------------------------------------------------

     1998                                    $ 9,981,522
     1999                                        170,021
     2000                                         18,392
     After 2002                                  435,928
                                             -----------
                                             $10,605,863
                                             ===========

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-    Stockholders' Equity

During 1996, a warrant holder (who is also an officer and director) exercised a warrant for 101,601 shares of a total amount of $0.11.

No dividends can be paid by the Corporation or any of its subsidiaries due to restrictions of certain debt agreements and by function of state law.

-    Extraordinary Item

Total debt with a carrying value of $9,307,700 (including $6,104,100 of principal and $3,203,600 in accrued interest) was written off during 1996 resulting in an extraordinary gain of $9,307,700. For $4,567,400 of this debt, the debt holder did not initiate collection procedures within the prescribed time period of the statute of limitations as specified under state law of the state in which the debt was held. The remaining $4,740,300 of the debt write off resulted from the settlement of the liabilities of a subsidiary after the sale of all its assets.

-    INCOME TAXES

Income tax expense consists of tax on income before extraordinary item and tax related to the extraordinary item.

The reconciliation of income tax to the tax at the federal statutory income tax rate is as follows:

DECEMBER 31                                            1997          1996
-----------------------------------------------------------------------------
 Income before income taxes and extraordinary item  $  79,914     $ 2,169,311
 Extraordinary gain before income taxes                             9,307,699
                                                    -------------------------
 Income before income taxes                         $  79,914     $11,477,010
                                                    =========================
 Tax expense at statutory rate of 34%               $  21,171     $ 3,902,183
 Tax effect of
   State income tax (net of federal effect)           (85,156)        403,803
   Nondeductible expenses                              83,964          84,683
   Net operating losses written-off in prior years   (576,487)
   Other                                               40,839           2,451
 Increase (decrease) in valuation allowance          (113,731)     (2,691,407)
                                                    -------------------------
                                                    $(629,400)     $1,701,713
                                                    =========================

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income tax expense (benefit) consists of the following:

YEAR ENDED DECEMBER 31                   1997                 1996
-----------------------------------------------------------------------------
     Current payable
       Federal                       $ (72,503)           $   94,000
       State                            11,492               317,247
                                     -------------------------------
                                       (61,011)              411,247
                                     -------------------------------
     Deferred
       Federal                        (427,873)            1,288,621
       State                          (140,516)                1,845
                                     -------------------------------
                                      (568,389)            1,290,466
                                     -------------------------------
                                     $(629,400)           $1,701,713
                                     ===============================
     Allocation of income tax
      expense (benefit)
       Income tax expense
        (benefit) resulting
        from continuing
        operations                   $(629,400)           $  972,071
       Income tax expense
        resulting from
        extraordinary gain                                   729,642
                                     -------------------------------
                                     $(629,400)           $1,701,713
                                     ===============================

A net cumulative deferred tax (liability) and asset of $(1,108,395) and $1,582,591 are included in the balance sheet. The components of the net deferred tax (liability) asset are as follows:

     DECEMBER 31                                1997                 1996
-----------------------------------------------------------------------------
     Difference in depreciation methods of
      property and equipment                $  (24,688)         $    (8,197)
     Difference in amortization method of
      broadcast licenses                      (985,626)          (1,038,521)
     Allowance for doubtful accounts            20,070               22,950
     Imputed interest on zero percent notes     53,396              181,360
     State deferred taxes                       23,411               80,645
     Other                                         495
     Net operating loss carryforwards        1,394,800              694,963
     Alternative minimum tax credit                                  94,000
                                            -------------------------------
                                               481,858               27,200
     Valuation allowance                        (7,662)            (121,393)
                                            -------------------------------
                                            $  474,196          $   (94,193)
                                            ===============================
     Assets                                 $1,492,172          $ 1,073,918
     Liabilities                            (1,010,314)          (1,046,718)
     Valuation allowance                        (7,662)            (121,393)
                                            -------------------------------
                                            $  474,196          $   (94,193)
                                            ===============================

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The valuation allowance at December 31, 1997 is $7,662 and was decreased by $113,731 during the current year due to the anticipated gain to be recognized from the expected sale of the Corporation's assets.

At December 31, 1997, the Corporation has approximately $4,102,000 of federal net operating loss carryforwards, which expire in the years 2006 through 2012.

-    INCENTIVE COMPENSATION PLANS

The Corporation accounts for its incentive stock option plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. Although the Corporation has elected to follow APB Opinion No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for its employee stock options under that statement. The Corporation has not made the pro forma disclosures required by SFAS No. 123 as they are not significant.

In 1986, the Corporation initiated the Key Employee Incentive Bonus Stock Option Plan for the purpose of granting options to key employees. Options granted each year are exercisable after two years and expire after ten years or upon dissolution or liquidation of the Corporation, or merger if the Corporation is not the surviving entity and there is not an express assumption by the surviving entity. Each option enables the holder to purchase one share of common stock. There were 3,200 options exercisable under the above Plan at December 31, 1997 and 1996, but no options had been exercised as of those dates. A summary of changes in the stock options follows:

               NUMBER OF SHARES

     DECEMBER 31                             1997      1996
-----------------------------------------------------------------------------
     Qualified
       Outstanding at beginning of year     3,200     5,700
       Expired                                       (2,500)
                                           ------------------
       Outstanding at end of year           3,200     3,200
                                           ==================
       Option price range at December 31    $3.00     $3.00
                                              TO        to
                                            $4.00     $4.00



In addition, in 1987 a non-qualified Plan was established to grant options to certain other key personnel. Each option enables the holder to purchase one share of common stock. All shares are exercisable over a ten-year period. There were 4,000 options exercisable at a price of $4 per share under this Plan at December 31, 1997 and 1996, but no options had been exercised as of those dates. These options expire in 1999.

In 1989, another member of the executive committee was granted a stock option for 10,000 shares under the same terms as the non-qualified plan at a price of $3 per share. The option is exercisable over a ten-year period, but had not been exercised as of December 31, 1997 and 1996.

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

-    EARNINGS PER SHARE

Basic and diluted earnings per share have been computed based upon weighted average common shares outstanding, which average shares totaled 13,163,562 and 13,340,406 during 1997 and 1996.

The Corporation had no dilutive securities in 1997 or 1996.

Options to purchase 17,200 shares of common stock at $3 to $4 per share were outstanding at December 31, 1997 and 1996, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares during those years.

-    STOCK WARRANTS

The Corporation has outstanding 4,956,050 warrants exercisable for a total price of $.89. In addition, there are an additional 1,663,812 warrants which are exercisable at a total price of $.44. All of the warrants include an anti-dilutive provision. These warrants are generally exercisable immediately upon issuance.

One lender, which is owed $4,621,568, holds 5,972,060 of these warrants, which represent approximately 45% of the Corporation's outstanding stock on a converted basis.

-    OTHER INCOME

In 1996, the Corporation had an agreement with another broadcasting company to move the transmitter site of its Longview, Texas radio station in exchange for $200,000 cash and real and personal property of approximately $664,450. The Corporation recognized a gain of $864,450.

-    COMMITMENTS AND CONTINGENCIES

The Corporation has an employment agreement with its president through May 31, 2000 which includes a provision for an annual base salary of $125,000 and annual bonuses of up to 50% of his annual salary. As part of restructuring the Corporation's debt, the president has agreed to a maximum compensation of $132,200 per year. Upon termination of the president "without cause" or if the president terminates his employment for "good reason," his salary will be continued for 24 months. The agreement provides for a death benefit to the president's estate of two and one half times the current annual base salary and a lump sum payment equal to two times the current annual base salary if he should become permanently disabled. The Corporation is not insured against either of these events. The president is also granted the option to put his stock back to the Corporation at a mutually agreed-upon fair market value.

The Corporation has employment agreements with each of the radio station general managers through December 31, 1998. These agreements provide compensation ranging from $75,000 to $120,000 plus bonus incentives based on station cash flows. The employees are eligible for insurance and benefit plans provided by the Corporation. The employees or their beneficiaries/estates are entitled to the designated payments in the event of disability, death, or a change in control of the subsidiary. The agreement terminates if employee terminates employment or if the Corporation terminates the employee. The Corporation is not insured against either the death or disability of the employees.

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Corporation and certain of its subsidiaries rent equipment and facilities under operating leases. Generally, the lease agreements require the Corporation to pay utilities, insurance and maintenance. Total rental expense for all operating leases, including short-term leases of less than one year, amounted to $177,612 in 1997 and $174,403 in 1996.

The Corporation and certain of its subsidiaries have marketing service agreements which expire between 1998 and 2000.

Minimum commitments under non-cancelable leases and marketing services contracts are as follows:

     YEARS ENDING DECEMBER 31
-----------------------------------------------------------------------------
     1998                                    $219,025
     1999                                     220,030
     2000                                     168,652
     2001                                     128,572
     2002                                      52,642
     Thereafter                               148,320
                                             --------
                                             $937,241
                                             ========

The Corporation, in the normal course of business, is a defendant in certain lawsuits. Management believes that the results of such litigation will not have a materially adverse effect upon the Corporation's conduct of its business or its financial position.


-    DISPOSITION

On April 17, 1995, the Federal Deposit Insurance Corporation, as Receiver for the National Bank of Washington ("FDIC"), the senior creditor for the Corporation's Pensacola, Florida property ("Pensacola Property"), filed an application seeking a receiver for the Pensacola Property and a temporary restraining order against the Corporation, the Corporation's subsidiary, SunMedia, Inc., and Colonial Broadcasting Company, Inc. in the United States District Court for the Northern District of Florida, Pensacola Division. Subsequent to the FDIC filing the receiver application, the Corporation reached an agreement with the FDIC to sell the Pensacola Property and use the proceeds to retire the Corporation's debt to the FDIC.

On July 2, 1996, the Corporation sold substantially all of the assets of the Pensacola Property. The sales price of the Pensacola Property assets was $2.3 million in cash, plus closing costs of approximately $150,000.

In conjunction with the sale of the assets of the Pensacola Property, the Corporation entered into an agreement with the FDIC, the first lien holder of the assets, on the disposition of the sale proceeds and release of its lien thereof. The FDIC received $2,094,214 from the Pensacola Property sale proceeds. The Corporation is discharged from indebtedness to the FDIC.

SUNGROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


-     SUBSEQUENT EVENT

On February 3, 1998, the Corporation entered into an asset purchase agreement to sell substantially all of its assets for $24,000,000 to Sunburst Media. The Corporation will retain its cash and accounts receivable. It is anticipated that the net proceeds, after payment of the Corporation's outstanding obligations, will be distributed and the Corporation liquidated after all affairs are wound up.

Consummation of the transaction is subject to the approval of the Corporation's stockholders and the FCC. A closing date has not been established.

On March 12, 1998, the FCC, upon review of the Corporation's applications for license renewal for four stations determined that the stations had serious deficiencies with respect to their Equal Employment Opportunity ("EEO") programs. The range of remedies that may be imposed by the FCC include (1) monetary penalties; (2) granting the renewal of one or more of the stations' licenses subject to special EEO reporting conditions; (3) granting the renewal of one or more of the stations' licenses for a short term subject to such reporting conditions; (4) monetary penalties and granting short term renewals; or (5) denying one or more of the requested renewals of the stations' licenses.